

April 8, 2011

James A. Graf
Chief Financial Officer
Global Eagle Acquisition Corp.
10900 Wilshire Blvd.
Suite 1500
Los Angeles, California 90024

> **Re: Global Eagle Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Amendment Number 2**
> **Filed April 6, 2011**
> **File No. 333-172267**

Dear Mr. Graf:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General comments on this filing

1. We note your response to comment seven in our letter dated March 31, 2011. We note that there is no limit on the amount of shares that could be acquired by you or your affiliates. Please advise us as to why you believe that the privately negotiated purchases would not constitute a tender offer by you or a tender offer by your affiliates. In this regard, note that section 14(d) applies to tender offers which result in the bidder becoming the beneficial owner of more than 5% of the class of equity security registered under Section 12 of the Exchange Act. In addition, please address why you believe that Rule 13e-3 would not apply to these purchases given that there is no limit on the amount of shares that could be purchased. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or Hugh West, Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Windsor, Staff Attorney, at (202) 551-3419 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Staff Attorney

Cc: Joel L. Rubinstein, Esq.
McDermott Will & Emery LLP
340 Madison Avenue
New York, New York 10173
(212) 547-5444 — Facsimile